UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Ming Yang Wind Power Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

16951C108**

(CUSIP Number)

Chuanwei Zhang

Chief Executive Officer

China Ming Yang Wind Power Group Limited

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Copy to:

Leiming Chen, Esq.

Simpson Thacher & Bartlett

35/F, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-2514-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Mr. Chuanwei Zhang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use Only
4.	Source of funds (see instructions): BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 52,428,899
	9.	Sole dispositive power
	10.	Shared dispositive power 52,428,899
11.	Aggregate amount beneficially owned by each reporting person 52,428,899[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 33.1%[2]
14.	Type of reporting person (see instructions) IN

[1]	Such amount includes (i) 9,678,387 Ordinary Shares held by First Windy Investment Corp., (ii) 19,755,000 Ordinary Shares held by Rich Wind Energy Three Corp, (iii) 20,539,306 Ordinary Shares owned by Ms. Ling Wu, Mr. Zhang’s spouse, and (iv) 2,456,206 Ordinary Shares in the form of American Depositary Shares held by Mr. Zhang.
[2]	This percentage is calculated based upon 158,530,916 Ordinary Shares outstanding as of November 2, 2015, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). First Windy Investment Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use Only
4.	Source of funds (see instructions): BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 9,678,387
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 9,678,387
11.	Aggregate amount beneficially owned by each reporting person 9,678,387[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.1%[2]
14.	Type of reporting person (see instructions) CO

[1]	Such amount includes (i) 8,976,300 Ordinary Shares held by First Windy Investment Corp. and (ii) 702,087 Ordinary Shares in the form of American Depositary Shares.
[2]	This percentage is calculated based upon 158,530,916 Ordinary Shares outstanding as of November 2, 2015, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Ms. Ling Wu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use Only
4.	Source of funds (see instructions): BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Saint Christopher and Nevis
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 52,428,899
	9.	Sole dispositive power
	10.	Shared Dispositive Power 52,428,899
11.	Aggregate amount beneficially owned by each reporting person 52,428,899[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 33.1%[2]
14.	Type of reporting person (see instructions) IN

[1]	Such amount includes (i) 9,678,387 Ordinary Shares held by First Windy Investment Corp., (ii) 19,755,000 Ordinary Shares held by Rich Wind Energy Three Corp., (iii) 20,539,306 Ordinary Shares owned by Ms. Ling Wu, and (iv) 2,456,206 Ordinary Shares in the form of American Depositary Shares held by Mr. Zhang.
[2]	This percentage is calculated based upon 158,530,916 Ordinary Shares outstanding as of November 2, 2015, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Rich Wind Energy Three Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use Only
4.	Source of funds (see instructions): BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 19,755,000
	9.	Sole dispositive power
	10.	Shared Dispositive Power 19,755,000
11.	Aggregate amount beneficially owned by each reporting person 19,755,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.5%[1]
14.	Type of reporting person (see instructions) CO

[1]	This percentage is calculated based upon 158,530,916 Ordinary Shares outstanding as of November 2, 2015, as provided by the Issuer.

Introductory Statement

This Amendment No. 2 to Schedule 13D (the “Amendment”) is filed jointly by Mr. Chuanwei Zhang (“Mr. Zhang”), First Windy Investment Corp. (“First Windy”), Ms. Ling Wu (“Ms. Wu”) and Rich Wind Energy Three Corp. (“Rich Wind”, and together with Mr. Zhang, First Windy and Ms. Wu, the “Reporting Persons”) and hereby amends and supplements the Schedule 13D initially filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2012, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons with the SEC on June 19, 2015 (as so amended, the “Original Schedule 13D”, and as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of China Ming Yang Wind Power Group Limited, a Cayman Islands company (the “Issuer”). The Ordinary Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing one Ordinary Share. Information reported in the Original Schedule 13D with respect to the Reporting Persons remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On November 2, 2015, Mr. Zhang, the Chairman and Chief Executive Officer of the Issuer, submitted a preliminary non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors relating to the proposed acquisition of all of the outstanding Ordinary Shares and ADSs, other than Ordinary Shares and ADSs beneficially owned by him, in a going private transaction, for cash consideration of US$2.51 per ADS or Ordinary Share (the “Proposed Transaction”). According to the Proposal Letter, Mr. Zhang intends to finance the Transaction with a combination of debt and equity capital. A portion of the equity financing would be provided from Mr. Zhang’s existing shareholdings in the Issuer and Mr. Zhang expects the remainder of the financing to be provided by third party debt and equity financing sources and certain shareholders of the Issuer.

The description of the Proposal Letter contained herein is qualified in its entirety by reference to Exhibit B, which Exhibit is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On November 2, 2015, Mr. Zhang, on behalf of himself, submitted the Proposal Letter to the Issuer’s board of directors relating to the Proposed Transaction.

In the Proposal Letter, Mr. Zhang proposed to acquire all of the outstanding Ordinary Shares and ADS of the Issuer, other than the Ordinary Shares and ADSs beneficially owned by him, for US$2.51 per ADS or Ordinary Share in cash, which represents a premium of approximately 20% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to November 2, 2015. Mr. Zhang indicated in the Proposal Letter that he intends to finance the Proposed Transaction with a combination of debt and equity capital.

Mr. Zhang indicated in the Proposal Letter that he is prepared to promptly negotiate and finalize definitive agreements in respect of the Proposed Transaction, which will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transaction of this type. The Proposal Letter also states that it constitutes only a preliminary indication of the key terms of Mr. Zhang’s proposal, and does not constitute any binding commitment with respect to the Proposed Transaction. Any such commitment will be contained only in the definitive agreements and on the terms provided therein.

The foregoing summary of certain provisions of the Proposal Letter is not intended to be complete. References to the Proposal Letter in this Amendment are qualified in their entirety by reference to the Proposal Letter itself, a copy of which is attached hereto as Exhibit B and incorporated herein by reference as if set forth in its entirety.

If the Proposed Transaction is consummated, the ADSs would be delisted from New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger) to consist of persons to be designated by the Reporting Persons, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	The percentages used herein are calculated based upon the 158,530,916 Ordinary Shares that were outstanding as of November 2, 2015, as provided by the Issuer.

As of the date hereof, (i) Mr. Zhang directly owns 2,456,206 ADSs, each representing one Ordinary Share, representing approximately 1.6% of the outstanding Ordinary Shares, (ii) First Windy directly owns 9,678,387 Ordinary Shares, representing approximately 6.1% of the outstanding Ordinary Shares, (iii) Rich Wind directly owns 19,755,000 Ordinary Shares, representing approximately 12.5% of the outstanding Ordinary Shares, and (iv) Ms. Wu owns 20,539,306 Ordinary Shares, representing approximately 13.0% of the outstanding Ordinary Shares.

First Windy is wholly owned by Mr. Zhang. Rich Wind is wholly owned by Ms. Wu. Ms. Wu is Mr. Zhang’s spouse. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Zhang and Ms. Wu may be deemed to beneficially own an aggregate of 52,428,899 Ordinary Shares, representing approximately 33.1% of the outstanding Ordinary Shares of the Issuer.

(b)	Each of Mr. Zhang and Ms. Wu is deemed to have shared power to vote or direct the vote, dispose or direct the disposition of 52,428,899 Ordinary Shares. First Windy has shared power to vote or direct the vote, dispose or direct the disposition of 9,678,387 Ordinary Shares. Rich Wind has shared power to vote or direct the vote, dispose or direct the disposition of 19,755,000 Ordinary Shares.

(c)	Other than the transaction described in this Amendment, no transaction in the Ordinary Shares was affected by Reporting Persons during the sixty days before the date of this Amendment.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The Proposal Letter is described in Items 3 and 4, such summary being incorporated by reference into this Item 6. The description of the Proposal Letter contained herein is qualified in its entirety by reference to Exhibit B, which Exhibit is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit B – Proposal Letter from Mr. Chuanwei Zhang to the board of directors of the Issuer, dated November 2, 2015

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2015

Chuanwei Zhang

/s/ Chuanwei Zhang
Chuanwei Zhang

First Windy Investment Corp.

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Sole Director

Ling Wu

/s/ Ling Wu
Ling Wu

Rich Wind Energy Three Corp.

By:	/s/ Ling Wu
	Name:	Ling Wu
	Title:	Sole Director